UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-16441

CROWN CASTLE INTERNATIONAL CORP. 401(K) PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

CROWN CASTLE INTERNATIONAL CORP.

1220 Augusta Drive, Suite 500

Houston, Texas 77057-2261

(Name of issuer of the securities held pursuant to the

plan and the address of principal executive office)

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Statement of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

Signature	11

EXHIBIT 23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and Plan Administrator

of the Crown Castle International Corp. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Crown Castle International Corp. 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Pittsburgh, Pennsylvania
June 20, 2008

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

Statement of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value (note 3):
Registered investment companies and common stock	$41,208,685	$34,848,806
Common collective funds (contract value: $6,322,361 and $4,416,691)	6,328,650	4,391,362
Unitized trust fund	5,837,083	5,291,109
Participant loans	790,371	660,267

Total investments, at fair value	54,164,789	45,191,544

Receivables:
Employer contributions	1,168,772	1,066,079
Other receivables	3,545	2,502

Total receivables	1,172,317	1,068,581

Transfers due from Predecessor Plan (note 7)	4,868,804	—

Net assets available for benefits at fair value	60,205,910	46,260,125
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,289)	25,329

Net assets available for benefits	$60,199,621	$46,285,454

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income:
Net realized gain and unrealized appreciation on investments (note 3)	$1,459,049	$4,227,145
Dividends and interest	3,024,420	1,856,737

Total investment income	4,483,469	6,083,882

Contributions:
Employer	2,804,783	2,279,337
Participant	4,501,290	3,704,485
Rollovers	668,407	456,067

Total contributions	7,974,480	6,439,889

Total additions	12,457,949	12,523,771
Deductions from net assets attributed to:
Benefits paid to participants	3,388,482	3,444,854
Administrative expenses	24,104	35,238

Total deductions	3,412,586	3,480,092

Transfers due from Predecessor Plan (note 7)	4,868,804	—

Net increase	13,914,167	9,043,679
Net assets available for benefits:
Beginning of year	46,285,454	37,241,775

End of year	$60,199,621	$46,285,454

See accompanying notes to financial statements.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

(1)	Plan Description

The following description of the Crown Castle International Corp. 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan available to eligible employees of Crown Castle International Corp. (“the Company”). The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is recordkeeper, and both Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians. The Company is the plan administrator for the Plan. The Plan was established on May 1, 1999. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions

Employees are eligible for participation in the Plan once they are 21 years of age and have completed three months of service with the Company. Employees can participate in the Plan on the first day of the month coinciding with or following three months of service. Participants may contribute any percentage that allows the participant to reach the section 401(k) pre-tax contribution limit of $15,500 and $15,000 in 2007 and 2006, respectively, for participants under age 50. Participants who are age 50 and older can contribute an additional $5,000 in 2007 and 2006 for a total of $20,500 and $20,000 in 2007 and 2006, respectively. These employee contributions are made through salary reductions and are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2007, the Plan offers 11 mutual funds, seven common collective funds, a participant directed brokerage account and the Crown Castle International Corp. Stock Unitized Trust Fund. The Company matches and contributes 100% of the first 3% of compensation that a participant contributes to the Plan. In addition, discretionary amounts may be contributed at the option of the Company’s board of directors. The discretionary contributions for 2007 and 2006 were 100% of the second 3% of compensation that participants contributed to the Plan. Contributions are subject to certain limitations. The Company’s discretionary contributions, net of forfeitures, were $1,168,772 and $1,008,632 for the years ended December 31, 2007 and 2006, respectively. See note 1 (g).

(c)	Participant Accounts

Participant accounts are maintained at fair market value. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching and discretionary contributions and (b) the Plan’s earnings and losses. The participant is entitled to the benefit that can be provided from the participant’s vested account.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2007 and 2006

(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is generally based on years of service. A participant is 33% vested after one year of credited service, 67% vested after two years of credited service, and 100% vested after three years of credited service. A participant automatically vests any non-vested accounts upon attainment of age 65, upon retirement due to disability, upon death and upon termination of the Plan.

(e)	Participant Loans

Participants are permitted to borrow from their account a minimum of $1,000 up to a maximum of 50% of the vested balance or $50,000, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of prime plus 1%. All loans are subject to specific repayment terms and must be repaid within a five-year period. Each participant is permitted one loan at a time.

In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59 1/2.

(f)	Payment of Benefits

Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59 1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or rollover the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan.

(g)	Forfeitures

Company contributions and earnings thereon that have not become vested, and have been forfeited by the participants in accordance with the applicable provisions of the Plan, are applied against administrative expenses of the Plan and may be applied to reduce the Company’s contributions to the Plan. Amounts forfeited were $48,817 and $38,829 during the years ended December 31, 2007 and 2006, respectively. Forfeited amounts of $17,353 and $25,860 were applied against administrative expenses for the years ended December 31, 2007 and 2006, respectively. Forfeited amounts of $50,000 and $50,000 were applied against the Company’s discretionary contribution to the Plan for the years ended December 31, 2007 and 2006, respectively. The forfeited amounts that were unallocated to participants totaled $70,549 and $85,855 as of December 31, 2007 and 2006, respectively.

(h)	Administration Expenses

Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan’s assets. The Plan permits the application of forfeited assets to pay administrative expenses.

(i)	Termination of Plan

In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2007 and 2006

residual interests of the participants. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

(j)	Significant Plan Amendments

On January 10, 2006, the Plan added an investment option for the Schwab Personal Choice Retirement Account, a participant directed brokerage account consisting of the option to invest in a wide array of mutual funds and individual stocks, bonds and certain other investments.

Effective April 1, 2006, the Plan was amended to automatically enroll new employees in the Plan after three months of service at a deferral rate of 3% of their compensation subject to election otherwise by the employee.

Effective May 1, 2007, the Plan was amended and restated. As a result, the Plan began to automatically increase each participant’s deferral rate by 1% each year for those participants who were automatically enrolled in the Plan until the total employee deferral rate is equal to 6% subject to election otherwise by the employee. In addition, participants’ service in Global Signal Services, LLC is considered credited service for the Plan (see note 7).

(k)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

(b)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for the Company as of January 1, 2008, and its requirements will be applied prospectively. The Company believes the adoption of SFAS 157 will not have a material impact on the Plan’s financial statements.

On December 29, 2005, the FASB issued FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2007 and 2006

Companies Subject to the AICPA Investment Company Guide and Defined – Contribution Health and Welfare and Pension Plans.” The Schwab Stable Value Fund holds fully benefit-responsive investment contracts subject to the provisions of this FSP. This FSP requires fully benefit-responsive investment contracts to be reported at fair value in the statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because the contract value is the amount the participants would receive if they were able to initiate permitted transactions under the terms of the Plan. Implementation of this FSP had no net impact on the net assets of the Plan and only impacted the presentation of the investments within the statement of net assets available for benefits.

(c)	Investment Income

Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investments

Investments in the Crown Castle International Corp. Stock Unitized Trust Fund are valued based on the current market value of the underlying assets of the fund. These investments include cash equivalents as well as shares of the common stock of Crown Castle International Corp., which along with investments in registered investment companies, are valued at their last reported sales price on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year. Loans to participants are stated at cost which approximates fair value.

Purchases and sales of securities are accounted for on a settlement-date basis. The difference between recording transactions on a trade date and a settlement date was not significant to the Plan’s financial statements.

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statement of changes in net assets available for benefits.

(e)	Contributions

Participant contributions are recorded as they are withheld from the participant’s wages.

(f)	Distributions to Participants

Distributions to participants are recorded when paid by the Plan.

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2007 and 2006

(3)	Investment Programs

Schwab Retirement Plan Services, Inc. serves as custodian of the Plan’s assets. The funds listed below were the investment options as of December 31, 2007.

• Alger Small Cap Growth Institutional I Fund	• Schwab 1000 Index Fund

• Columbia Acorn Z Fund	• Schwab Managed Retirement Trust 2010

• Goldman Sachs Government Income A Fund	• Schwab Managed Retirement Trust 2020

• Goldman Sachs Mid Cap Value A Fund	• Schwab Managed Retirement Trust 2030

• Growth Fund of America	• Schwab Managed Retirement Trust 2040

• JPMorgan Core Bond Select	• Schwab Managed Retirement Trust 2050

• Julius Baer International Equity A Fund	• Schwab Managed Retirement Trust Income

• Northern Small Cap Value Fund	• Schwab Stable Value Fund

• Personal Choice Retirement Account	• Van Kampen Growth & Income A Fund

• Phoenix-Duff & Phelps Real Estate Securities A Fund	• Crown Castle International Corp. Stock Unitized Trust Fund

The following are investments that represent 5% or more of the Plan’s assets:

	December 31,
	2007	2006
Registered Investment Companies: (valued at fair value)
Columbia Acorn Z Fund	$4,188,142	$3,356,313
Goldman Sachs Mid Cap Value A Fund	3,372,102	3,429,012
Growth Fund of America	9,650,898	8,090,157
Julius Baer International Equity A Fund	9,431,053	7,042,591
Schwab 1000 Index Fund	4,666,738	4,345,201
Van Kampen Growth & Income A Fund	3,494,605	2,716,799

Common Stock Unitized Trust Fund: (valued at fair value of underlying assets)
Crown Castle International Corp. Stock Unitized Trust Fund	$5,837,083	$5,291,109

For the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,459,049 and $4,227,145, respectively, as follows:

	For the Years Ended December 31,
	2007	2006
Registered investment companies and common stock	$(199,000)	$3,111,835
Common collective funds	219,406	184,535
Common stock unitized trust fund	1,438,643	930,775

	$1,459,049	$4,227,145

(4)	Federal Income Taxes

The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated October 29, 2004, which stated that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter, the Plan has been amended and restated, including the adoption of a non-standardized prototype adoption agreement effective May 1, 2007. On January 31, 2006, the prototype plan sponsor applied for an opinion

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2007 and 2006

letter from the IRS regarding the status of this prototype plan. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(5)	Party-In-Interest Transactions

Certain Plan investments are funds managed by The Charles Schwab Trust Company. The Charles Schwab Trust Company is the trustee of the Plan. Schwab Retirement Plan Services, Inc. is recordkeeper, and both Schwab Retirement Plan Services, Inc. and State Street Bank and Trust Company serve as custodians.

The Crown Castle International Corp. Stock Unitized Trust Fund holds 137,355 shares and 159,585 shares of Crown Castle International Corp. common stock as of December 31, 2007 and 2006, respectively.

Participants have loans from their fund accounts outstanding in the amount of $790,371 and $660,267 as of December 31, 2007 and 2006, respectively.

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to amounts reported in the Plan’s Form 5500 as of December 31, 2007:

Net assets available for benefits per the financial statements	$60,199,621
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,289

Net assets per the Form 5500	$60,205,910

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the amounts reported in the Plan’s Form 5500 for the year ended December 31, 2007:

Net increase in net assets available for benefits per the financial statements	$13,914,167
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,289

Net increase in net assets per the Form 5500	$13,920,456

(7)	Plan Merger

On January 11, 2007, the Company completed the merger (“Global Signal Merger”) of Global Signal Inc. with and into a wholly owned subsidiary of the Company. Following the completion of the Global Signal Merger, Global Signal Services, LLC is an indirect subsidiary of the Company. On December 31, 2007, the Global Signal Services LLC 401(k) Plan (“the Predecessor Plan”) merged into the Plan. The Predecessor Plan covered the eligible employees of Global Signal Services, LLC, formerly an indirect subsidiary of Global Signal Inc. All of the assets from the Predecessor Plan totaling $4,868,804 were transferred to the Plan by January 9, 2008.

Schedule H

CROWN CASTLE INTERNATIONAL CORP.

401(k) PLAN

EIN: 76-0470458

Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Registered Investment Companies:
Alger Management, Inc.	Alger Small Cap Growth Institutional I Fund	$518,904
American Funds	Growth Fund of America	9,650,898
Columbia Wagner Asset Management	Columbia Acorn Z Fund	4,188,142
Goldman Sachs Trust	Goldman Sachs Government Income A Fund	837,723
Goldman Sachs Trust	Goldman Sachs Mid Cap Value A Fund	3,372,102
JPMorgan Asset Management	JPMorgan Core Bond Select	1,895,944
Julius Baer Investments Funds	Julius Baer International Equity A Fund	9,431,053
Northern Trust	Northern Small Cap Value Fund	1,157,880
Phoenix Investment Partners, LTD	Phoenix-Duff & Phelps Real Estate Securities A Fund	999,099
*The Charles Schwab Trust Company	Schwab 1000 Index Fund	4,666,738
Van Kampen Funds	Van Kampen Growth & Income A Fund	3,494,605

		40,213,088

Common collective funds:
*The Charles Schwab Trust Company	Schwab Stable Value Fund	2,335,479
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2010	350,153
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2020	1,877,628
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2030	879,895
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2040	752,786
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust 2050	17,965
*The Charles Schwab Trust Company	Schwab Managed Retirement Trust Income	114,744

		6,328,650

Participant directed brokerage account:
*The Charles Schwab Trust Company	Personal Choice Retirement Account	995,597

Unitized trust fund:
*Crown Castle International Corp.	Common stock	5,837,083

Participant loans:
*Participants	97 participant loans with various rates of interest from 5.00% to 9.25% and various maturity dates through January 2013	790,371

		$54,164,789

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROWN CASTLE INTERNATIONAL CORP. 401(k) PLAN
(Name of Plan)

By	/s/ ROB A. FISHER
Rob A. Fisher
Vice President and Controller (Principal Accounting Officer)

Date: June 20, 2008